Exhibit 99.1

BROSH CAPITAL L.P.
11 Menachem Begin Rd.
Ramat-Gan, Israel 5268104
info@broshcapital.co.il

March 16, 2017

Alcobra Ltd.
Azrieli Triangle Building
132 Derech Menachem Begin 39th Floor
Tel Aviv 6701101 Israel
Attn: Howard B. Rosen, Chairman of the Board of Directors

Dear Mr. Rosen,

Brosh Capital L.P., together with its affiliates (collectively, “Brosh”), are the beneficial owners of approximately 9.4% of the outstanding shares of Alcobra Ltd. (“Alcobra” or the “Company”), making us the Company’s second largest shareholder. However, our significant stake in Alcobra should not be mistaken as a vote of confidence in the Company's management and its Board of Directors (the “Board”). On the contrary, it is our view that your record in management, expense controls, and corporate governance is amongst the most egregious we have witnessed in our investment career. Instead of representing the interests of your fiduciaries, the shareholders, we fear that the current Board represents only the narrow and profligate interests of management.

Our observations are based on first-hand experience. Brosh has conducted a comprehensive due diligence on the Company, backgrounds of management, its Board, and the development history that led to the multiple failures of the metadoxine extended release (MDX) phase III trials (the “Phase III Trials”). In addition, we have met with management and expressed our deep concerns regarding their actions and underlying motivations. Based on our meetings, we are more alarmed than ever that if left alone, the Company will further destroy value for shareholders, and as such, have concluded that shareholders must take immediate action to halt any further destruction of value. Time is of the essence.

Alcobra's share price fell to a significant over 40% discount to its cash balance, after the Company made public its most recent Phase III Trial failure on January 17, 2017. Since then, the Company continues to trade at a significant discount to its cash balance. We believe this large discount is largely due to the overwhelmingly low regard held by the investment community for management and Board. We have concluded, that the lack of action by the Board to reduce the Company’s excessive cash burn is a reflection of the complete misalignment between shareholder's interests and those of management and its current Board.

Accordingly, it is our view that this management team and Board are unable to derive value from the Company's assets and therefore we must request an Extraordinary General Meeting of Shareholders (an “Extraordinary General Meeting”) to remove the existing Board and elect our six highly–qualified director nominees.

Paying for Failure: Burning Shareholder Value with Executive Compensation and Upscale Offices

On January 17, 2017, Tomer Berkovitz, the Company’s Chief Financial Officer and Chief Operating Officer stated: "I have to say upfront that, at Alcobra, we run a tight ship". However, based on the Company’s executive compensation, the "ship" is anything but "tight". Yaron Daniely, the Chief Executive Officer of the Company, has a base compensation of $523,000 a year. In 2015, despite a failure of the Company's Phase III Trial in 2014, Dr. Daniely’s total compensation was $1.6mm, which included a new special cash bonus in addition to his annual bonus. The Company’s rationale was absurd: that shareholders should pay for failure and give out special bonuses because they are “important tools for providing incentives for its senior Executives” and such incentives would counter the Company’s “inability to foresee all the specific grounds for payment of bonuses”. We were happy that the Company finally recognized its inability to foresee, but quite unhappy that its recognition of such would lead it to burn more shareholder cash and further untangle the incentives underlying executive compensation by paying in cash and not in stock.

To put this in further perspective, while most shareholders at Alcobra lost a significant amount in their investment, Dr. Daniely's base salary grew more than 2x since 2013. In Fiscal 2015, Dr. Daniely’s compensation would have placed him amongst the three highest paid bank CEOs in Israel.  Dr. Daniely is not the only executive being paid for failure. In fact, Dr. Berkovitz's base compensation is $373,000 a year. This is a multiple of salaries of similarly-situated CFOs of public Israeli biotech companies and almost 2x the base salary of the CFO of El-Al Airlines, Israel's largest airline with a market capitalization of approximately $350mm. Dr. Berkovitz’s total compensation in fiscal 2015 was $888,000.

Why are executives being rewarded? Despite Dr. Daniely’s statements to the contrary, we fear that management has not been confident in the Company’s outlook. Dr. Daniely has sold his shares and currently owns less than 2% of Alcobra's shares. His stake is currently lower than his annual base salary. In addition, Board members do not hold many shares. The most recent filing indicates that each of Alcobra’s executive officers and directors, other than Dr. Daniely, beneficially own less than 1% of the Company shares. Alcobra founders have been net sellers of the Company’s stock. Dalia Megiddo has sold a significant portion of her position, while Udi Gilboa has also sold some of his stake. In light of all this selling, it is no surprise that management compensation and bonuses are so poorly tied to stock performance.

In addition to exorbitant executive compensation, shareholders are footing the bill for some of the most expensive office towers in Israel, located at the Azrieli Center. Management decided to move into the Azrieli Center in 2015 after failing the first Phase III Trial in 2014. The increase in cost to shareholders was from $179,000 in 2014 to $511,000 in 2016 – a 285% increase. In addition to location, shareholders continue to pay for excess volume. Alcobra's total office space in Azrieli Center is 7,170 square feet for a team of 14 employees, or 512 square feet per employee. According to MAN Properties (an affiliate of CBRE in Israel), this is 4.3x the normal space for office space per employee in Israel that runs at 118 square feet per employee.

Capital Allocation and the Potential Misuse of Investor's Funds

Prior to the most recent failure of it Phase III Trial, the Company’s complete dependence on MDX could best be summed up by its 2015 20-F: “We depend entirely on the success of our only current clinical-stage product candidate, MDX”. As such, Alcobra raised capital to fund its future clinical development program, for MDX and the treatment of ADHD. Because the Company’s egg was placed in one basket, investors were dejected when they heard that the ADHD Candidate, MDX, failed its most recent Phase III Trial. Management quickly re-directed its strategy to develop Abuse-Deterrent, Amphetamine Immediate release (ADAIR), a product candidate to deter abuse by snorting or injecting. The Company claims that it has been working on ADAIR for more than a year, but based on the Company’s public filings and conference calls, we have identified only two disclosures on ADAIR, both made in February 2017.

In light of the Company’s lack of disclosure on ADAIR, the analyst community remains skeptical about the potential of ADAIR and have not changed their target prices. Moreover, significant shareholders have shared with us their skepticism and disbelief in management’s new direction. Industry experts with significant clinical trial experience were shocked to hear that Alcobra presented a $13mm budget plan for ADAIR. They view this budget as laden with excessive costs and were confident that this plan could be executed at a significantly lower cost than the proposed budget.

We also question which externally-sourced opportunities were evaluated by the Board and how it viewed ADAIR as the best potential return for Alcobra’s cash. Our analysis also led us to several investment bankers who presented such opportunities to management.  They claimed that it was obvious that management is only interested in opportunities that would enable them to maintain their existing position.

Up to this point, shareholders have been paying for failure. As recounted above, the Company’s management is not properly aligned with the goals of shareholders, the true owners of the Company, and would rather allocate shareholder’s money to develop a new product with questionable potential, rather than make the hard decisions needed for change. Win or lose for shareholders, management is sure to enjoy the ride. Notwithstanding the sorry state of the Company, the apparent lack of board oversight, the disappointing results, and the abysmal expense controls, the total fixed costs, excluding R&D, of running Alcobra are $8mm a year. This is disproportionate to any comparable metric and reason.

The Investment Community Has Lost Trust and Change is Needed Now

Several shareholders we talked to attribute the significant discount to cash as the "Yaron Daniely Discount" and noted management's apparent total disregard to shareholders' funds. A significant shareholder we have spoken to said "it seems like they will stop at nothing to maintain their current position as their credibility has already been destroyed". Almost all analyst price targets are down approximately 90% from $9-20/per share six months ago to $1 to $1.50/per share, with Roth Capital as the lone exception at $4/sh. It is also telling that most analyst price targets are lower than the their projected cash balance at the end of 1Q17 – this is mostly due to a complete mistrust in management to effectively allocate shareholders' capital.

Although Alcobra used to pride itself on having a strong life science institutional shareholder base, a review of the Company's last holder list compiled by Bloomberg reveals that many are fed up with management's continued disappointments and have sold or reduced their holding. Alcobra has burned through more than $70mm of cash and lost $100mm since its IPO. The Company has failed its shareholders and the Board has not exercised its fiduciary duty to shareholders by not taking the necessary steps to change. We believe this is due to a governance structure that does not properly account for management. It should be no surprise then, that Hadas Gelander, the Head of the Accounting Department at Biomedical Management at College of Management, Academic Sciences, who served as external director at the Company from 2013 to 2016, was responsible for approving Dr. Daniely’s salary and bonuses. Dr. Daniely is head of the MBA at the same university as Dr. Gelander, the Biomedical Management at College of Management, Academic Sciences.

The Board has shown time and time again, that it is unable to hold management accountable. Accordingly, we are asking shareholders, the true owners of the Company, to replace members of the existing Board as soon as possible and elect our nominees, through an Extraordinary General Meeting.

Our nominees include:

1.	Jerome Zeldis, M.D., Ph.D, former Chief Medical Officer of Celgene Corporation and CEO Celgene Global Health, currently CMO and President of Clinical Operations Sorrento Therapeutics;
2.	Kevin Connelly, former CEO of VersaPharm (PE backed, sold to Akorn at $440mm) and former CFO of Taro Pharmaceutical Industries;
3.	Yuval Yanai, former VP and CFO of Given Imaging (sold to Covidien for $860mm), former VP and CFO of Koor Industries, Nice Systems and Elscint;
4.	Asher Holzer, Ph.D, Chief Scientific Officer of BioSig, Co-Founder InspireMD;
5.	Amir Efrati, Founder and Managing Partner, Brosh; and
6.	Asaf Frumerman, Partner, Brosh.

These director nominees have exceptional track records, and they collectively possess a well-balanced mix of skill sets to ensure that the Board (i) fulfills its duty to provide effective oversight of the Company, (ii) determines the appropriate corporate strategy to create value for the benefit of all shareholders, and (iii) holds management accountable for executing against those objectives.

In light of shareholder’s concerns that the current management and the Board are not acting in the best interests of all shareholders, Brosh seeks for any newly reconstituted board of directors to examine:

1.	Personal interests of current management and the Board including but not limited to compensation, transactions, and commitments;
2.	Decision making processes as required from a public company; and
3.	Capital allocation decisions.

If our slate is elected, Brosh expects the new board of directors to take the following steps:

1.	Immediately and drastically, cut the excessive cash burn of shareholder funds;
2.	Evaluate the existing assets and compare their potential to external options with a committee that has the vested interest and experience in creating shareholder value; and
3.	Execute and hold management liable to that plan going forward.

As a matter of good governance, the Company should not enter into any agreements, special costs, or any other commitments or expenses that are not in the normal course of business until the Extraordinary General Meeting, as the newly elected board may decide to act differently in order to maximize shareholder value. The Board should act in the best interests of all shareholders and convene an Extraordinary General Meeting as soon as possible. It is time that we and other shareholders hold the Board and management accountable.

Sincerely yours,

BROSH CAPITAL L.P.

By:	Brosh Funds Management Ltd. Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory